                   August 7, 2006
Ms. Susan M. Suver
18 Gloria Lane
Huntington, NY 11743

Re:	Modifications to March 1, 2004 Employment Agreement and Release
Dear Sue:
     The purpose of this letter agreement (this “Agreement”) is to document certain changes we have agreed to make to your employment agreement with Arrow Electronics, Inc. (“Arrow”) dated March 1, 2004 (“2004 Agreement”) for the purpose of amending and/or clarifying certain provisions of the 2004 Agreement and making certain changes necessary to the bring the 2004 Agreement into compliance with section 409A of the Internal Revenue Code. Accordingly, notwithstanding any provision of the 2004 Agreement to the contrary:
1.	June 30, 2006 will be treated as your last day of active work for Arrow (you will not be required to be present in the Arrow offices after June 8, 2006), and commencing on July 1, 2006 and ending on the earlier of (a) March 15, 2007 and (b) the day you begin employment (including self-employment) for a person or entity other than Arrow, you will be on inactive or “RA” status. The period during which you are on RA status described in this paragraph 1 will be referred to herein as your “RA Period.”

2.	Your active participation in the Arrow 401(k) Plan, the Arrow ESOP and the Arrow SERP will end on June 30, 2006, and, except as provided below with respect to the SERP, you will earn no vesting service and no additional benefits under those plans after June 30, 2006. For purposes of receiving a distribution of your vested account balance under the 401(k) Plan or ESOP, June 30, 2006 will be the date of your severance from service with Arrow. Under the terms of the SERP, you will not be vested in your SERP benefit by June 30, 2006 (and would not have been vested in your SERP benefit even had you remained employed during the whole of the term of the 2004 Agreement). However, in consideration of the terms of this Agreement, Arrow will make a lump-sum payment to you on March 15, 2007 in the amount of $50,000.
3.	You will remain covered by the Arrow medical plan during your RA Period under the same terms and conditions as an active employee. At the end of the RA Period you will be entitled to continuation of medical coverage for you and your eligible dependents under the plan’s COBRA provisions, at your own expense except that Arrow will pay to you as part of the lump sum payment to be made to you on March 15, 2007 as described below, the amount of $13,008 in respect of the cost that would have been incurred by Arrow in maintaining your current family medical coverage during the period March 16, 2007 to February 29, 2008. Your participation in all other welfare benefit and fringe benefit plans, programs and arrangements of Arrow will end on June 30, 2006, subject to any right you may have under the terms of a plan to convert to individual coverage. You will be entitled to disability benefits should you become “disabled” as defined in the 2004 Agreement prior to February 29, 2008 on the same terms and conditions (other than active employment) as an active employee who becomes disabled, subject, in respect of any benefits payable for any period prior to March 1, 2008, to an offset of the payments made to you hereunder in respect of salary and bonus.

4.	In accordance with the terms of the 2004 Agreement, any unvested Arrow nonqualified stock options, restricted stock and performance shares granted to you prior to June 30, 2006 which would have vested prior to February 29, 2008 will vest at June 30, 2006, subject to the receipt from you of a check payable to Arrow in the amount of $3,731.48 to cover taxes due on your restricted stock vest. For the avoidance of doubt, Schedule A attached hereto shows the nonqualified stock options, restricted stock and performance shares that will vest on June 30, 2006. Arrow hereby waives its right of first refusal with respect to any vested restricted stock. Any stock options, restricted stock and performance shares that remain unvested as of July 1, 2006 will be forfeited as of that date. For purposes of the exerciseability of any Arrow vested nonqualified stock options held by you at June 30, 2006, you will not be considered to have terminated employment with Arrow until February 29, 2008 or such earlier date as you request in writing in advance of such date if you determine that such a shortened exerciseability period would be advantageous to you under Internal Revenue Code section 409A final regulations or other guidance. Accordingly, until such date, you will continue to be able to exercise, any such vested nonqualified stock options you hold. After such date any such options still outstanding and unexercised will be forfeited. Vested Arrow performance shares will be paid out in accordance with their terms. No new option, restricted stock or performance awards will be made to you after June 30, 2006.

5.	Subject to paragraph 11 below, for each month (and part thereof) through March 15, 2007 you will be paid, in accordance the Arrow’s regular pay cycle schedule, a cash amount equal to your monthly salary in effect immediately before the RA Period commenced. The balance of your salary for the period March 16, 2007 through February 29, 2008 discounted at a rate of 5.5% per annum will be paid to you in a lump sum of $252,627 on March 15, 2007. All payments of compensation, benefits and any other amounts payable by the Company hereunder, including for the avoidance of doubt the vesting of restricted shares, the exercise of options and the payout of the performance shares, shall be subject to all legally required and customary withholding. You will not be paid any car allowance after June 30, 2006.

6.	Subject to paragraph 11 below you will receive the following bonus amounts: (a) an amount equal to 83.33% of the bonus payable to you under Arrow’s MICP for 2006, being comprised of 50% in respect of the period January 1 – June 30, 2006 based on Arrow’s 2006 results and 33.33% (being 2/3 of 50%) in respect of the period July 1 – December 31, 2006 based on your target bonus for 2006 (the “Target Bonus”); (b) an amount equal to 66.66% of the Target Bonus in respect of 2007; and (c) an amount equal to 11.11% of the Target Bonus in respect of 2008. Such amounts will be paid to you in a lump sum on March 15, 2007, provided you are still on RA status on December 31, 2006. The amounts referred to in (b) and (c) above will be discounted from the dates such bonuses would otherwise have been payable to you, being March 31, 2008 in respect of the 2007 bonus and March 31, 2009 in respect of the 2008 bonus, at a rate of 5.5% per annum, resulting in an aggregate payment on March 15, 2007 in respect of the bonus periods referred to in (b) and (c) of $94,363. The amount payable in respect of 2006 will depend on Arrow’s 2006 financial results. (Were the 2006 corporate MICP to pay out at 100% of target, the 2006 payment would be $112,496.)

7.	You received on August 1 a cash amount equal to your accrued vacation through June 30, 2006 and your vacation accrual will cease as of June 30, 2006.

8.	Your salary deferral for October – December 2004 under the Arrow Deferred Compensation Plan (as adjusted for deemed investment experience, less any amounts previously paid out at a scheduled withdrawal date) will be paid to you at March 15, 2007. Any other amounts deferred by you under the Arrow Deferred Compensation Plan, including amounts deferred in respect of your 2004 bonus, (as adjusted for deemed investment experience, less any amounts previously paid out at a scheduled withdrawal date) will be paid to you at January 15, 2007 .

9.	Arrow agrees to pay the cost of outplacement consulting reasonably incurred by you in seeking to find another comparable position of employment up to an amount of $50,000. Such payment will be made against the receipt of invoices from a reputable firm of outplacement consultants.

10.	You will not be required to attend to Arrow’s business from and after June 8, 2006, but you agree to be available to advise, consult and perform specific tasks from time to time until the earlier of (a) February 29,2008 and (b) the day you begin employment (including self-employment) for a person or entity other than Arrow, at Arrow’s expense and reasonable request. Arrow does not anticipate that such activities will require more than three days per month through May 1, 2007 or more than one day per month thereafter. The indemnification provided under paragraph 2(g) of the 2004 Agreement will apply in respect of any services rendered by you pursuant to this paragraph 10. You and Arrow agree to reasonably cooperate with each other as part of either party’s response to any inquiry, investigation, audit, charge, demand or litigation against you or Arrow arising out of any act or omission or alleged act or omission by you or Arrow during your employment with Arrow.

11.	The change of control agreement dated June 1, 2004 between you and Arrow shall terminate on June 30, 2006.

12.	You hereby resign from all offices you hold at Arrow effective June 30, 2006.

13.	You and Arrow agree that neither of you will disclose or cause to be disclosed any negative, adverse or derogatory comments or information about Arrow or you, about any product or service provided by Arrow, or about Arrow’s prospects for the future. Furthermore, you and Arrow represent that you and Arrow have made no such communication to any public official, to any person associated with the media, or to any other person or entity. You and Arrow each acknowledge that each of you relies upon this representation in agreeing to enter into this Agreement.

14.	If asked you may state that you have resigned from Arrow and that you and Arrow have agreed to keep the terms of your separation confidential. Otherwise, you agree that, as a condition of this Agreement, you will not disclose or in any other manner communicate the terms and provisions of this Agreement to or with any other person except to your legal counsel, financial or tax advisor(s), your significant other, persons within Arrow who need to know the terms of this Agreement in order to implement it, or as required by law or court order. You also acknowledge and agree that the attorney(s), tax advisor(s), and other authorized individuals, as defined above, must be informed by you of, and agree to be bound by, the confidentiality provisions of this Agreement. In the event that you, your attorney(s), your tax advisor(s), or immediate family members are required by law, court order, or subpoena to make any disclosure concerning Arrow or this Agreement, you will promptly notify Arrow of the intended disclosure so as to afford Arrow sufficient opportunity to protect and/or enforce the confidentiality provisions of this Agreement. If requested by you, Arrow agrees to provide a reference to a prospective employer in the terms set forth on Schedule B attached hereto. You should direct any enquiries about your employment with Arrow from prospective employers to Keith Shull, acting head of Global Human Resources.
15.	Release. In consideration for all the foregoing provisions, each of you and Arrow and its affiliates hereby releases the other and its agents, directors and employees from and against any and all claims (statutory, contractual or otherwise) arising out of your employment or the termination thereof or any discrimination in connection therewith and for any further additional payments of any kind or nature whatsoever except as expressly set forth herein. Without limiting the foregoing, you hereby release Arrow from any claim under the Age Discrimination in Employment Act and any other similar law. Nothing contained herein will be construed as impacting your right to claim unemployment benefits following the termination hereof, if any, or preventing you or Arrow from providing information to or making a claim with any governmental agency to the extent permitted or required by law. This release will, however, constitute an absolute bar to the recovery of any damages or additional compensation, consideration or relief of any kind or nature whatsoever arising out of or in connection with such claim.

16.	This Agreement is made in the State of New York and will be governed by the laws of the State of New York. If any portion hereof will be deemed void or unenforceable by a court of competent jurisdiction, the same will reform such portion as nearly as possible to effectuate its intent or sever said portion and give enforcement to the remainder of the Agreement and Release.

17.	Rescission/Advice of Counsel. You acknowledge that Arrow advised you to consult with an attorney prior to signing this release; advised you that you had twenty-one (21) days in which to consider whether you should sign this release; and advised you that if you signed this release, you would be given seven (7) days following the date on which you signed the release to revoke it and that the release would not be effective until after this seven-day period had lapsed. Therefore, notwithstanding the above provisions, no payments called for by Arrow herein shall be made until the expiration of such revocation period.

     Please indicate your agreement to the foregoing modifications to the 2004 Agreement by signing and dating both copies of this letter on the lines provided below, and returning one of the fully executed copies to the undersigned.

Very truly yours, Arrow Electronics, Inc.
By:	/s/ Peter S. Brown
Peter S. Brown

Agreed, acknowledged and accepted:

/s/ Susan M. Suver	August 9, 2006

Susan M. Suver	Date